UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC File Number: 000-1369203
                                                        CUSIP Number: 641267 109
(Check One):
|X| Form 10-K  |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

For period ended:  December 31, 2009
                   -------------------------------------------------------------

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the transition period ended:
                                ------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full name of registrant:                        Nevada Gold Holdings, Inc.
                                                --------------------------------
Address of Principal Executive Office:          1640 Terrace Way
                                                --------------------------------
City, State and Zip Code:                       Walnut Creek, CA  94597
                                                --------------------------------


                                    Copy to:

                            Adam S. Gottbetter, Esq.
                           Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10022
                              Phone: (212) 400-6900
                            Facsimile: (212) 400-6901

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Report") by the prescribed date of March 31, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Barrett S. DiPaolo             (212)         400-6900
      ------------------------       ---------     --------
      (Name)                         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No

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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Significant Change in Results of Operations Summary:

      Revenues and Other Income

      During the twelve month period ended December 31, 2009, the registrant remained in the exploration stage and we did not realize any revenues from operations. Similarly, we did not realize any revenues from operations during the period from inception on October 2, 2008 through December 31, 2008.

      Operating Expenses

      General and administrative expenses totaled $520,845 in the year ended December 31, 2009, an increase of $325,226 from $195,619 of general and administrative expenses incurred in the period from inception on October 2, 2008 through December 31, 2008. Exploration costs incurred in the year ended December 31, 2009 was $92,057, an increase of $71,592 over $20,465 in exploration costs incurred in the period ended December 31, 2008. The primary reason our operating expenses increased significantly for the year ended December 31, 2009 compared to the 2008 period is the fact that the 2008 period, from inception on October 2, 2008 through December 31, 2008, does not represent an entire calendar year, but consisted of only 90 days.

      Net Losses

      As a result of the foregoing, the registrant incurred a net loss of $612,902, or ($0.01) per share, in the year ended December 31, 2009, compared to a net loss of $216,084, or ($0.01) per share, in the period from inception on October 2, 2008 through December 31, 2008. Our increase in net loss in the 2009 period is due primarily to the fact that the 2008 period does not represent a full calendar year.

      The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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


                           Nevada Gold Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  April 1, 2010

                                    By:    /s/ David Rector
                                           -------------------------------------
                                    Name:  David Rector
                                    Title: Chief Executive Officer and President

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